

By Electronic Mail

January 5, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Collaborative Investment Series Trust
   Issuer CIK: 0001719812
   Issuer File Number: 333-221072 / 811-23306
   Form Type: 8-A12B
   Filing Date: January 5, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Rareview Inflation/Deflation ETF (FLTN)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst